June 25, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Asia Timmons-Pierce
Tracey Houser
Terence O’Brien

Re:	Sunrun Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted June 12, 2015
CIK No. 0001469367

Ladies and Gentlemen:

On behalf of our client, Sunrun Inc. (“Sunrun” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 18, 2015, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing a revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 12, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on June 12, 2015), all page references herein correspond to the page of the revised filing of the Registration Statement.

Principal and Selling Stockholders, page 128

1.	Please briefly describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

In response to the Staff’s comment, we supplementally advise the Staff that, on April 1, 2015, the Company acquired Clean Energy Experts, LLC (CEE) and paid a portion of the acquisition consideration in shares of the Company’s common stock. The selling security holders are the founders of CEE and were, at the time of the acquisition, the majority security holders of CEE. They received the shares of the Company’s common stock that they may offer and sell pursuant to the Registration Statement as consideration for selling their ownership interest in CEE to the Company.

2.	Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

In response to the Staff’s comment, we supplementally advise the Staff that each of the selling security holders was a founder of CEE and is a current non-executive employee of the Company. We will disclose this relationship in a subsequent amendment to the Registration Statement.

3.	If any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer, please state that the selling security holder is an underwriter. If any selling security holder is an affiliate of a broker-dealer, please state whether the selling security holder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

In response to the Staff’s comment, we supplementally advise the Staff that none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Customers, page 58

4.	We note the revised disclosures provided in response to comment 3 in our letter dated May 28, 2015. Please include a footnote to the table presented to disclose the number of customers who purchased solar energy systems for cash for each period presented. This additional disclosure will allow investors to understand the number of customers that will be providing you with recurring revenues.

In response to the Staff’s comment, we have revised the footnote disclosure on page 58 of the Registration Statement to disclose the number of customers who purchased solar energy systems for cash in each period presented in the table.

Estimated Retained Value, page 59

5.	We note that you have included a new measure, project value per watt. Please expand your presentation to include your calculation of this measure and to provide investors with a more comprehensive explanation as to the nature and purpose of the measure. To the extent that the calculation of this measure includes estimates and/or assumptions, please provide a description of the estimates and/or assumptions.

In response to the Staff’s comment, we have updated the disclosure on pages 61 and 62 to include the calculation of project value per watt and provide a more comprehensive explanation of the measure. We supplementally advise the Staff that there are no material estimates or assumptions included in the calculation of project value per watt other than the estimates and assumptions already included in the calculation of estimated retained value which are already discussed in the disclosure.

Results of Operations, page 68

6.	We note that you attribute the entire increase in solar energy systems and product sales to the acquisition of MEC. Please confirm to us that the majority of the $15.4 million increase in sales was earned during January 2015. Otherwise, please expand your discussion and analysis to disclose the additional factors materially impacting solar energy systems and product sales for the interim period analysis. In addition, please disclose the cumulative megawatts deployed for each period presented. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

In response to the Staff’s comment, we have revised the disclosure on page 70 of the Registration Statement to disclose the additional factors impacting solar energy systems and product sales. We respectfully advise the Staff that cumulative megawatts deployed is disclosed for each period presented on page 58.

7.	Please expand your discussion and analysis of cost of operating leases and incentives to clarify why these costs as a percentage of the corresponding revenues increased to 95.8% for the fiscal year 2015 period compared to 80.8% for the fiscal year 2014 period.

In response to the Staff’s comment, we have expanded the disclosure on pages 70 and 71 of the Registration Statement to clarify the reasons that the cost of operating leases and incentives increased as a percentage of the corresponding revenues for the fiscal year 2015 period.

8.	Please provide a discussion and analysis that addresses why cost of solar energy systems and product sales increased as a percentage of the corresponding revenues from 87.6% for the fiscal year 2014 period to 92.5% for the fiscal year 2015 period.

In response to the Staff’s comment, we have revised the disclosure on page 71 of the Registration Statement to address the reasons for the increase in the cost of solar energy systems and product sales as a percentage of the corresponding revenues for the fiscal year 2015 period.

9.	Please expand your discussion and analysis of income tax expense (benefit) for the interim period to clarify that you did not have an income tax expense or benefit for the first quarter of fiscal year 2015 because you recognized a valuation allowance for the net loss, if correct.

In response to the Staff’s comment, we have revised the disclosure on page 72 of the Registration Statement to disclose why the Company did not recognize an income tax expense (benefit) for the first quarter of fiscal year 2015.

10.	Please disclose the cumulative megawatts deployed for both fiscal years. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

In response to the Staff’s comments, we respectively advise the Staff that the Company has disclosed the cumulative megawatts deployed for the three months periods ended March 31, 2014 and 2015 and for the years ended December 31, 2013 and 2014 on page 58 of the Registration Statement.

Liquidity and Capital Resources, page 73

Sources of Funds, page 76

11.	As you are relying on the new working capital facility entered into during April 2015 as part of your sources of cash, please disclose the amount available to borrow without violating any covenants after considering the $80 million draw on the date of closing.

In response to the Staff’s comment, we have revised the disclosure on page 78 of the Registration Statement to disclose the remaining amount available to borrow without violating any covenants under the Company’s new working capital facility.

Critical Accounting Policies and Estimates, page 77

Common Stock Valuation, page 80

12.	We note your response to comment 6 in our letter dated May 28, 2015. While you note that you did generate net income attributable to common stockholders during 2010 through 2012, your response does not address how you applied a market multiple to losses for fiscal year 2014. Please advise.

In response to the Staff’s comment, we respectfully advise the Staff that under the market approach, the Company did not use the reported net loss attributable to common stockholders to determine its enterprise value. Instead, under the market approach, the Company used the forecasted net income attributable to common stockholders. For the January 24, 2014 and June 30, 2014 valuations, the Company applied a market multiple to the 2015 and 2016 forecasted net income attributable to common stockholders. As previously disclosed in the Company’s response letter to the Staff dated June 12, 2015, for the September 30, 2014 valuation, the Company revised its 2015 and 2016 forecasts to reflect lower projected net income attributable to common stockholders due to changes in the market environment. The Company did not apply a market multiple to its 2014 reported net loss to determine its enterprise value in any of its 2014 valuations.

13.	We note your response to comment 7 in our letter dated May 28, 2015. It is unclear why you are “susceptible to solar industry specific risks” as it relates to the volatility of the fair value of your common stock but not also when estimating the fair value of your common stock. Please tell us the degree to which the per share fair value of your common stock would be impacted during fiscal year 2014, if you only used solar companies.

In response to the Staff’s comment, we respectfully advise the Staff that, for enterprise valuation purposes in 2014, the Company did not include solar companies in its peer group, as a majority of the solar companies are solar companies with large manufacturing activities. The Company believes that the business model, profitability, cost structure and multiples of these companies are less comparable to the Company than the companies included in the peer group. The Company also noted that there was only one publicly traded solar service company in 2014. Furthermore, the Company believes that it is not practical to derive a net income multiple for these solar manufacturing and service companies due to their lack of consistent positive earnings data. As a result, as disclosed in our response letter to the Staff’s comments dated June 12, 2015, the Company only included leasing companies in its peer group to determine its enterprise value in 2014. Nonetheless, the Company still believes that it is exposed to movements, risks, and prevalent sentiments in the solar industry. Since historical stock price data of the selected publicly traded solar companies, including the solar manufacturing and solar service companies, is readily available to capture this information for the solar industry, the Company included these solar manufacturing companies in the estimated volatility to determine the fair value of the Company’s common stock. The Company notes that had it only used the solar companies and not also the leasing companies to estimate the volatility, the per share fair value of its common stock in each of the January, June and September 2014 valuations would have decreased by an immaterial amount of less than 9%.

14.	Please provide us with the components of revenue (i.e., (a) operating leases and incentives and (b) solar energy systems and product sales) for the fourth quarter of fiscal year 2013 and the second, third and fourth quarters of fiscal year 2014.

In response to the Staff’s comment, we are supplementally providing the Staff with this unaudited information under separate cover.

15.	We note your response to comment 10 in our letter dated May 28, 2015. Once you have priced your IPO, please reconcile for us the movements in your estimate of the fair value of your common stock during fiscal years 2014 and 2015, including the price of your IPO, to your most meaningful operating metrics. As noted in your responses to comments 5 and 7, estimated retained value is the primary operating metric used to estimate the fair value of residential solar leasing companies. Based on the information provided in response to comment 8, it is not clear how the changes in the fair value of your common stock compliment the changes of your estimated retained value.

In response to the Staff’s comment, the Company advises the Staff that the movements in the Company’s estimate of the fair value of its common stock do not necessarily correlate with changes in the Company’s estimated retained value. The estimated retained values previously provided to the Staff as part of the Company’s response letter dated June 12, 2015, represent the retained value as of the dates provided, which was based on the number of solar energy systems deployed through those dates. Furthermore, the Company respectfully advises the Staff that were the Company to base its common stock valuation solely on these previously reported estimated retained values, the underlying valuation would only increase over time, as the reported estimated retained value increases over time due to an increase in the number of solar energy systems deployed. Such an approach would be inconsistent with the drivers of the fair value of common stock for other solar service companies. Prior to switching to the income approach in 2015, the Company used the market approach to calculate the Company’s common stock fair values in 2014, which is directly influenced by market conditions and volatility in its industry. Thus, the estimated fair values of common stock as calculated using the market approach in 2014 followed actual market trends, while the estimated retained value as of a point in time is expected to grow linearly as the Company deploys more solar energy systems. The fair value of the Company’s common stock in the income approach was calculated based on a four year forecast of retained values and not the reported retained value as of the valuation date. That is, actual retained value as of any date is not the appropriate basis for calculating common share values as these values should be based upon a management forecast of retained value as of the date of the valuation. Specifically, in the February 2015 valuation, the Company used 2016 through 2019 forecasted future retained values as the basis for its valuation. Had the Company estimated the fair values of common stock using the income approach in 2014, the Company would have used forecasted retained value as of each valuation date, which would have included management’s estimates of the amounts and timing of deployment of solar systems in the future. These future estimates of the amounts and the rate of solar energy system deployments would have been adjusted by management after considering market conditions as of the valuation date. We respectfully advise the staff that the Company did not forecast retained value until 2015, when this valuation measure became more generally accepted.

In response to the Staff’s comment, the Company has performed a retrospective calculation of the Company’s 2014 common stock fair values under the income approach utilizing the forecasted retained values developed by management to support its February 2015 valuation, as no such comparable retained value forecast was available in 2014. These calculated values do not reflect the Company’s assumptions as of the date of the contemporaneous valuations. Based on these retrospective calculations, the Company would have recognized a lower stock-based compensation expense for each quarter in 2014 for a total of less than $0.6 million for the full year.

The Company does not believe that this difference warrants revisiting the assumptions of its contemporaneously documented valuations considering the inherent uncertainties in estimating the fair value of common stock.

16.	Regarding the “estimates obtained from a third-party valuation specialist of the fair value of (your) common stock,” we remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent. Please revise as appropriate. Refer to Section 436(b) of Regulation C.

In response to the Staff’s comment, we have revised the disclosure on pages 84 and 85 of the Registration Statement to remove the references to third-party valuation specialists.

Consolidated Statements of Cash Flows, page F-9

17.	Please confirm to us that the cash flows to acquire the solar energy systems that were sold, not leased, are included as operating cash flows.

In response to the Staff’s comment, we supplementally confirm that the Company included the cash flows used to acquire solar energy systems sold, not leased, in its operating cash flows.

2. Summary of Significant Accounting Policies, page F-8

Solar Energy Systems, net, page F-10

18.	We note the revisions you made within MD&A in response to comment 14 in our letter dated May 28, 2015. However, you continue to use a 30 year life for the purposes of calculating the estimated retained value measure, which is inconsistent with your accounting for these systems by depreciating over a 20 year life. Further, your disclosures on page 59 state that all of your customer agreements contain an option to renew the contract for an additional 10 years, to purchase the system, or to have you remove the system. It is unclear why a customer would renew the contract or purchase a system upon completion of the original customer agreement that is at the end of its estimated useful life. Please advise.

In response to the Staff’s comment, we respectfully advise the Staff that 30 years represents the estimated economic life of a solar system asset. ASC 840-10-20 states in the glossary that the economic life is “The estimated remaining period during which the property is expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which it was intended at lease inception, without limitation by the lease term.” In accordance with this definition, the Company has determined that a solar system asset can be used economically by one or more users to generate energy for 30 years.

ASC 360-10-35-4 states that “The cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles (GAAP) require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility.” The Company has determined that the period over which services are obtained from the solar system assets is 20 years, as the Company intends to sell the asset at the end of the 20 year customer agreement. The Company also considered ASC 350-30-20, which defines useful life in the glossary as, “The period over which an asset is expected to contribute directly or indirectly to future cash flows” and residual value as, “The estimated fair value of an intangible asset at the end of its useful life to an entity, less any disposal costs.” The Company has determined that the solar system asset is expected to contribute to cash flows over a 20 year period as the Company intends to sell the asset at the end of the 20 year customer agreement.

The Company also considered the guidance in Ernst & Young’s Financial Reporting Development — Lease Accounting, revised August 2014, Section 2.7, that states “The estimated economic life of leased property is not necessarily the same as the property’s depreciable life. Depreciable life is the estimated useful life to the existing user of the asset; estimated economic life may involve other users. For example, an automobile may have a total economic life of eight to ten years, but only a three-year depreciable life if the intent of the existing user is to sell or trade the automobile at the end of three years.”

The Company also considered practices in the leasing industry, noting that other registrants, particularly in the aircraft leasing industry, depreciate leased assets over the intended holding period by the lessor, to a residual value.

Based on the above considerations, the Company has determined that while the economic life of the solar system asset is 30 years, the useful life to the Company is 20 years and it therefore depreciates the solar system asset to a residual value over 20 years.

While the Company recognizes that customers may elect to renew their customer agreements instead of purchase their solar systems, given that it has not reached the end of the lease term with any of its customers at this point, it cannot know for certain the breakout of purchase versus renewal decisions. In the absence of such data, the Company assumes it is more likely than not that customers will exercise their purchase option. If a customer elects to renew, the Company will depreciate the residual value at that point over the renewal term.

We supplementally advise the Staff that we have added additional disclosure on page F-13 of the Registration Statement as additional clarification.

Revenue Recognition, page F-17

Operating leases and incentives, page F-17

19.	We note that the initial term of your customer agreements is typically 20 years. We further note that you have determined that the estimated useful life of the solar energy systems subject to the customer agreements is 20 years. Please help us understand how you determined that the customer agreements meet the requirements for classification as an operating lease, as you appear to meet the lease term criteria in ASC 840-10-25-1. Please also refer to ASC 840-10-25-43(d).

In response to the Staff’s comment, we respectfully advise the Staff that, as noted in our response to comment no. 18 above, the Company estimates that the economic life of the solar energy systems is 30 years. The fixed non-cancellable lease term of its customer agreements is typically 20 years. This results in a lease term of 67% of the estimated economic life of the leased property, which is significantly less than the 75% estimated economic life criterion in ASC 840-10-25-1. Additionally, since the Company’s leases did not meet the other three requirements in ASC 840-10-25-1 pursuant to the Company’s analysis, then, consistent with ASC 840-10-25-43 (d), the Company classified the leases as operating leases.

19. Income Taxes, page F-35

20.	We appreciate the information you provided in response to comment 16 in our letter dated May 28, 2015. Please provide us with your weighting of the positive and negative evidence you considered in assessing the realizability of your NOL deferred tax assets, as we note that certain of your positive evidence involves judgments and estimates by management. Please refer to ASC 740-10-30-21 through 30-25 for guidance. Please ensure your analysis addresses the degree to which the evidence is objectively verifiable. To help us better understand your consideration of the positive evidence, please expand the schedule detailing the reversal of your deferred tax liabilities and deferred tax assets to separately present the reversal of your deferred tax liabilities that (a) reverse automatically as time passes; (b) reverse based on assumptions made by management (i.e., customer action is required and/or a tax planning strategy is required); and (c) require you to exercise a call option to acquire the solar energy system to then implement the tax planning strategy. In terms of exercising a call option, please provide us with a discussion of the cost and how you included this cost in your analysis.

In response to the Staff’s comment, we respectfully advise the Staff that under ASC 740-10-30-18, future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period. The following four possible sources of taxable income may be available:

a.	Future reversals of existing taxable temporary differences

b.	Future taxable income exclusive of reversing temporary differences and carryforwards

c.	Taxable income in prior carryback year(s)

d.	Tax-planning strategies

ASC 740-10-30-17 requires an assessment of all available evidence, both positive and negative, to determine the amount of any required valuation allowance. Per ASC 740-10-30-23, an entity should use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verifiable. In general terms, the more predictable one or more of the four sources of taxable income, the more it is considered positive evidence.

In evaluating the positive and negative evidence, the Company considered the guidance in ASC 740-10-30-21 and 22 as well as other factors in considering whether the positive evidence outweighed the negative evidence.

Negative:

•	History of losses, including cumulative losses in recent years.

Positive:

•	Existence of significant taxable temporary differences expected to reverse automatically in the appropriate period and of the appropriate character that are highly predictable as they are based on the depreciation of assets (considered highly objective as they do not require management judgment). As the partnerships tax attributes primarily related to fixed assets and deferred revenue, the reversal of the temporary differences related to the basis in the Company’s partnerships is also automatic and driven by a very predictable reversal pattern.

•	As a result of this highly predictable and objectively verifiable income, this source of future income is sufficient to support 97% of the NOL Deferred Tax Assets.

•	There are additional taxable temporary differences available, but they do not naturally turn within a period in which they would be offset by NOLs and other tax attributes due to the 20 year life of NOLs. These have not been factored into the Company’s analysis.

•	Available tax planning strategies. The Company then considered tax planning strategies that would be available to alter the reversal pattern of the temporary differences. Tax planning strategies must be prudent and feasible. Prudent means management would implement the strategy before they would let the NOLs expire unused, and feasible means that the strategy is available and the tax position is at least more likely than not to be sustained on the technical merits. The potential tax planning strategy that has been evaluated is to enter into sale-leaseback transactions to accelerate the reversal of taxable temporary differences. This strategy would be based on a sale of the asset at its then book value and does not rely on appreciation of the assets. Therefore, it is considered objectively verifiable. This strategy could be employed at any time over the life of the solar assets. The solar industry has seen sale-leaseback transactions with investors that have and continue to seek to transact in markets for low risk future stream of annuitized payments. This strategy would accelerate the reversal of taxable temporary differences into a period where they would offset the existing NOLs. As of December 31, 2014, the Company directly owned in excess of $375 million of solar energy system assets that are available to facilitate a sales-leaseback transaction, and as such the Company would not need to execute a call option to execute the strategy to offset existing NOLs. This strategy can be implemented at any time without significant cost, and the tax position is highly certain. Management would implement this transaction before they would allow NOLs to expire unused.

•	The reversal of taxable temporary differences along with the implementations of the tax planning strategy allows for all the Deferred Tax Liabilities to be considered a source of income.

Because recent cumulative losses constitute significant negative evidence that is difficult to overcome, positive evidence of equal or greater significance is needed before a tax benefit can be recognized for deductible temporary differences and loss carryforwards based on a projection of future taxable income. While the Company believes there are positive factors that would indicate that the Company will be profitable in the future, the Company considered that the recent cumulative losses outweigh that positive evidence, so the Company has not considered forecasted future taxable income to support the realization of deferred tax assets. However, the reversal of existing taxable temporary differences and qualifying tax planning strategies are objectively verifiable and represent sufficiently positive evidence, such that the Company concluded that there was not a need for a valuation allowance.

The cumulative losses do not overshadow the positive evidence related to the reversal of existing taxable temporary differences. If there are future losses, the taxable temporary difference may be offset by those losses, and it is possible that all or a portion of the existing NOLs could expire unused. However, the existing losses are available when the taxable temporary differences reverse, and since they would offset the tax impact of those taxable temporary differences, they can be considered a source of income.

In considering the reversal of taxable temporary differences and tax planning strategies to accelerate the reversal of those differences, the Company has not anticipated future taxable income or losses. The Company believes this is consistent with the guidance in ASC 740-10-25-38, which prohibits a company from anticipating the tax consequences of future tax losses to avoid recognition of a deferred tax liability for taxable temporary differences if there will be no future sacrifice because of future tax losses that otherwise would expire unused.

The Company determined that the reversal pattern of the deferred tax liabilities was sufficient positive evidence based on the timing of the reversals, as well as their character, to support the realization of the recorded deferred tax assets inclusive of the net operating loss carryovers. Support for this conclusion was provided in the Supplemental Analysis previously provided to the Staff. The Supplemental Analysis previously provided only includes taxable temporary differences expected to reverse automatically as time passes and is not dependent on customer action or tax planning strategies. In addition, the Company has determined that, if the reversal of taxable temporary differences during the period prior to expiration of NOLs is not sufficient to offset the NOLs, the Company has an available tax planning strategy to accelerate the timing of the reversal of the remaining temporary differences, which represents additional positive evidence.

The Company believes that its conclusion to not record a valuation allowance on the deferred tax assets is in accordance with ASC 740-10 and is consistent with the example noted in ASC 740-10-55-149 in which a company does not expect future profits but has taxable temporary differences that will reverse before the end of the loss carryforward period. In that example, the company only records a valuation allowance for the amount in excess of the taxable temporary differences. In the Company’s case, no valuation allowance is needed, because the taxable temporary differences exceed the deductible temporary differences and NOLs.

Exhibits, page II-3

21.	Please file your syndicated credit facilities as exhibits.

In response to the Staff’s comment, we are concurrently filing the Term Loan A as an exhibit to the Registration Statement. We respectfully advise the Staff that, because the Company’s Term Loan B is for a principal amount of only $24 million (compared to $158.5 million for the Term Loan A), we do not believe it is a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

*****

Please direct any questions regarding the Company’s responses or the revised filing of the Registration Statement to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Lynn Jurich, Sunrun Inc.
Mina Kim, Sunrun Inc.
Christopher Filosa, Sunrun Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel G. Kelly, Jr., Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP